JPMORGAN INSURANCE TRUST

270 PARK AVENUE

NEW YORK, NEW YORK 10017

VIA EDGAR

November 12, 2014

Sally Samuel

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Insurance Trust (the “Trust”); File Nos. 33-66080; 811-7874 – Post-Effective Amendment No. 44

Dear Ms. Samuel:

This letter is in response to the comments you provided with respect to the JPMorgan Insurance Trust Global Allocation Portfolio and the JPMorgan Insurance Trust Income Builder Portfolio (the “Portfolios”). Please note that all page references below are to the Portfolios’ Class 1 prospectus. Our responses to your comments are set forth below. We will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) of the Securities Act of 1933, which will become automatically effective on December 5, 2014 pursuant to the Rule.

PROSPECTUS COMMENTS

Global Allocation Portfolio and Income Builder Portfolio

Fees and Expenses of the Portfolio

1.	Comment: Please move the additional narrative explaining Acquired Fund Fees and Expenses from the introduction to the Annual Fund Operating Expenses table to a footnote to the Annual Fund Operating Expenses table.

Response: We respectfully decline to make this change. We believe that the language explaining Acquired Fund Fees and Expenses is more helpful to shareholders in the introduction to the fee table.

Portfolio Turnover

2.	Comment: Please include disclosure noting that the Portfolio has not yet completed its first fiscal year and therefore does not have any portfolio turnover to report.

Response: Disclosure will be added to note that the Portfolio has not completed its first fiscal year and therefore does not have a portfolio turnover rate to report.

Main Investment Strategies

3.	Comment: We note that the disclosure on investment strategy and risks in the summary section of the prospectus (Item 4 disclosure) is similar to the disclosure on investment strategy and risks in the More About the Portfolios section of the prospectus (Item 9 disclosure). Please review the Portfolios’ Item 4 and Item 9 prospectus disclosure in light of IM Guidance Update No. 2014-08 published in June 2014 outlining the SEC’s goal of clear and concise, user-friendly disclosure.

Response: The Portfolios have reviewed the disclosure and believe it is appropriate as drafted. The summary section for each Portfolio contains information responsive to Item 4 of Form N-1A, i.e., it summarizes how the Portfolios intend to achieve their respective investment objectives by identifying each Portfolio’s principal investment strategies (including the type or types of securities in which the Portfolios invest or will invest principally), and it summarizes the principal risks of investing in the Portfolio, including the risks to which the Portfolio’s portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Portfolio’s net asset value, yield, and total return. While there is language overlap between the summary section and the More About the Portfolios section, the Portfolios believe that the summary section contains in a clear and concise manner “the key information that is important to an investment decision” and that the More About the Portfolios section includes additional detail as necessary.

4.	Comment: Please identify the types of derivatives the Portfolios will use, the intended use of such derivatives and the main risks associated with such derivatives. For example, if the Portfolio’s will use total return swaps, please note this and include disclosure on the risks associated with swaps. Please also include disclosure on whether the Portfolios segregate assets when entering into derivative transactions, including on short sales.

Response: Except as note below with respect to total return swaps, the Portfolios believe that the disclosure on derivatives is appropriate as drafted. The Portfolio’s note that the “What are the Main Investment Strategies” section contains disclosure on the types of derivatives each Portfolio may use as main investments and their intended use (please see page 2 for the Global Allocation Portfolio and page 7 for the Income Builder Portfolio). In addition, the “Derivatives Risk” on page 16 discusses asset coverage (“Registered investment companies are limited in their ability to engage in derivative transactions and are required to identify and earmark assets to provide asset coverage for derivative transactions”) as does the “Risk and Reward Elements for the Portfolios” section on page 30 and 34 (“A Portfolio segregates or earmarks liquid assets to cover its derivatives …” and “The Portfolios segregate or earmark liquid assets to cover short positions”). In addition, the Portfolios’ SAI contains the following disclosure: “Until a Portfolio closes the short position, it will earmark and reserve Portfolio assets, in cash or liquid securities, to offset a portion of the leverage risk.”

The Global Allocation Portfolio may employ total return swaps and therefore will include total return swaps in the list of derivatives. In addition, additional disclosure on total return swaps will be added to the prospectus. Specifically, the prospectus will note that:

In addition to the risks associated with derivatives in general, the Portfolio may also be subject to risks related to swap agreements, including total return swaps. Total return swaps are contracts in which one party agrees to make periodic payments based on the change in market value of the underlying assets, which may include a specified security, basket of securities or securities indices during the specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. Total return swaps may be used to obtain exposure to a security or market without owning or taking physical custody of such security or market and may be used to establish both long and short positions in order to gain the desired exposure. Because swap agreements are not exchange-traded, but are private contracts into which the Portfolio and a swap counterparty enter as principals, the Portfolio may experience a loss or delay in recovering assets if the counterparty defaults on its obligations. The Portfolio’s returns are reduced or its losses increased by the costs associated with the swap, which may be significant. In addition, there is the risk that the swap may be terminated by the Portfolio or the counterparty in accordance with its terms or as a result of regulatory changes. If the swap were to terminate, the Portfolio may suffer losses. The Portfolio will segregate or earmark liquid assets at its custodian bank in an amount sufficient to cover its obligations under swap agreements.

5.	Comment: The prospectus notes that the Portfolios may invest in “J.P. Morgan Funds”. Please confirm whether a list of the J.P. Morgan Funds in which the Portfolios may invest will be included in the prospectus.

Response: The Portfolios will not include a specific list of J.P. Morgan Funds in the prospectus. However, please note that to the extent a Portfolio invests in other J.P. Morgan Funds, each Portfolio’s quarterly holdings report and also semi-annual shareholder reports will note the J.P. Morgan Funds in which it invests.

Main Investment Risks

6.	Comment: Please remove the following language from the summary section of the prospectus since it is not responsive to Item 4 of Form N-1A:

An investment in this Portfolio or any other fund may not provide a complete investment program. The suitability of an investment in the Portfolio should be considered based on the investment objective, strategies and risks described in this prospectus, considered in light of all of the other investments in your portfolio, as well as your risk tolerance, financial goals and time horizons. You may want to consult with a financial advisor to determine if this Portfolio is suitable for you.

In its place, please include the disclosure required by Item 4(b)(1)(i) of Form N-1A that loss of money is a risk of investing in the Portfolio.

Response: The Portfolios respectfully decline to delete the language noted above. Item 4(b)(1)(i) of Form N-1A requires the Portfolios to summarize the principal risks of investing in the Portfolios, including the risks to which the Portfolios as a whole are subject. The Portfolios believe that this disclosure notes a risk related to investing in the Portfolios (e.g., they may not be complete investment programs), contains important information that all investors should consider and is not inconsistent with the requirements of Form N-1A. In addition, the instructions to Item 4(b)(1)(i) of Form N-1A allow for information on “the types of investors for whom the Fund is intended or the types of investment goals that may be consistent with an investment in the Fund.” In that vein, the Portfolios believe that this disclosure notes that an investor should consider whether he or she is the type of investor the Portfolios are intended for and whether an investment in the Portfolios is consistent with his or her investment goals.

The Portfolios note that pages 5 and 9 of the prospectus contain the following disclosure: “You could lose money investing in the Portfolio”

7.	Comment: Please modify the “Mortgage-Related and Other Mortgage-Backed Securities Risk” risk factor to include a mention of sub-prime mortgages.

Response: The disclosure will be modified in response to your comment.

Management

8.	Comment: The “Management” section of the prospectus includes a table that lists each Portfolio Manager and the year each began managing the Portfolio. Please include the month, in addition to the year, that each Portfolio Manager began managing the Portfolio.

Response: The disclosure will be revised to note that each Portfolio Manager has managed the Portfolio “since inception”. The Portfolios will also include additional disclosure in the “The Portfolio’s Management and Administration – Portfolio Managers” section that each portfolio manager has managed the Portfolio since inception.

More About the Portfolios

9.	Comment: “Loan Risk” on page 15 notes that the “Portfolio limits investments in illiquid securities to no more than 15% of the Portfolio’s net assets at the time of purchase”. Please include disclosure describing the procedures the Portfolio follows if illiquid holdings constitute more than 15% of a Portfolio’s holdings.

Response: The Portfolios believe that the disclosure is sufficient as drafted. In particular the Portfolios note that page 55 of the Statement of Additional Information contains the following disclosure:

If the value of the Portfolio’s holdings of illiquid securities at any time exceeds the percentage limitation applicable at the time of acquisition due to subsequent fluctuations in value or other reasons, the Board of Trustees will consider what actions, if any, are appropriate to maintain adequate liquidity.

10.	Comment: Please remove the word “Main” from the “Additional Main Risks for Income Builder Portfolio” and “Additional Main Risks for Global Allocation Portfolio” headings on pages 17 and 18, respectively, of the prospectus or explain why “Main” is included.

Response: The “Investment Risks” sub-section in the “More About the Portfolios” section will be modified in response to your comment.

11.	Comment: The “Short Selling Risk” in the “More About the Portfolios” section notes that “the SEC and financial industry regulatory authorities in other countries may impose prohibitions, restrictions or other regulatory requirements on short sales, which could limit the ability of the Adviser to sell securities short on behalf of the Portfolio.” Please provide further detail on when these prohibitions may be imposed and their impacts on the Portfolios.

Response: The additional detail below will be included in the Portfolios’ statement of additional information in response to your comment.

The SEC and financial industry regulatory authorities in other countries may impose prohibitions, restrictions or other regulatory requirements on short sales, which could inhibit the ability of the Adviser to sell securities short on behalf of the Portfolio. For example, in September 2008, in response to spreading turmoil in the financial markets, the SEC temporarily banned short selling in the stocks of numerous financial services companies, and also promulgated new disclosure requirements with respect to short positions held by investment managers. The SEC’s temporary ban on short selling of such stocks has since expired, but should similar restrictions and/or additional disclosure requirements be promulgated, especially if market turmoil occurs, a Portfolio may be forced to cover short positions more quickly than otherwise intended and may suffer losses as a result. Such restrictions may also adversely affect the ability of a Portfolio (especially if a Portfolio utilizes short selling as a significant portion of its investment strategy) to execute its investment strategies generally.

Shareholder Information

12.	Comment: Page 25 of the prospectus states that “to the extent an insurance company is required to vote the total Portfolio shares held in its separate account on a proportional basis, it is possible that a small number of variable insurance contract owners would be able to determine the outcome of a matter”. Please include disclosure that notes Portfolio shares owned by the insurance company would also be voted on a proportional basis.

Response: The disclosure will be modified in response to your comment.

13.	Comment: Please consider removing the Risk and Reward Elements for the Portfolios section in the prospectus.

Response: The Portfolios believe that the Risk and Reward Elements for the Portfolios section contains useful information for investors and respectfully decline to remove such disclosure. As permitted by General Instruction C.2.(b) of Form N-1A, the Portfolios may include information elsewhere in the prospectus or in the SAI that is not otherwise required by Form N-1A.

14.	Comment: Please file exhibits for the Portfolios in accordance with Rule 483 of the Securities Act of 1933.

Response: The exhibits for the Portfolios will be filed in accordance with Rule 483.

Global Allocation Portfolio

Fees and Expenses of the Portfolio

15.	Comment: The prospectus for the Global Allocation Portfolio indicates that the Portfolio may engage in short sales as a main investment strategy. Please include a separate line item in the fee table for dividend expense on securities sold short or explain why there is no such line item.

Response: The Portfolio does not currently intend to engage in short sale transactions, although it may in the future as a main investment strategy. As such, the fee table does not currently include a separate line item for dividend expenses on securities sold short.

Main Investment Risks

16.	Comment: The Portfolio includes the following risk factor:

High Portfolio Turnover Risk. The Portfolio may engage in active and frequent trading leading to increased portfolio turnover, higher transaction costs, and the possibility of increased capital gains, including short-term capital gains that will generally be taxable to shareholders as ordinary income.

Please consider modifying the “and the possibility of increased capital gains, including short-term capital gains that will generally be taxable to shareholders as ordinary income the discussion of the possibility of increased capital gains” given that the Portfolio is an investment option for contract holders of variable insurance products.

Response: The disclosure will be modified in response to your comment.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS

Global Allocation Portfolio and Income Builder Portfolio

Management of the Trust

17.	Comment: The Trustee table currently lists the year of birth of each Trustee. Please include age of each Trustees instead of the year of birth in the table.

Response: The Portfolios believe that including the year of birth provides an investor with sufficient information on the age of each Trustee.

Portfolio Holdings Disclosure

18.	Comment: Please identify each third party that will receive portfolio holdings information pursuant to an ongoing arrangement prior to 30 days after month end, which is the stated time period for portfolio holdings disclosure in the statement of additional information.

Response: The Statement of Additional Information currently lists each entity that receives portfolio holdings information pursuant to an ongoing arrangement and the frequency with which each entity receive such information.

In connection with your review of the Post-Effective Amendments No. 44 filed by the Trust on August 29, 2014, the undersigned hereby acknowledges on behalf of the Trust that: (1) the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the filings; (2) comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and (3) the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0919.

Sincerely,

/s/ Carmine Lekstutis

Carmine Lekstutis

Assistant Secretary